Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Turkcell Iletisim Hizmetleri A.S.:

We consent to the incorporation by reference in the registration statement (No. 333-138528) on Form F-3 of Turkcell Iletisim Hizmetleri A.S. of our reports dated April 29, 2009, with respect to the consolidated balance sheets of Turkcell Iletisim Hizmetleri A.S. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 20-F of Turkcell Iletisim Hizmetleri A.S.

/s/ Akis Bagimsiz Denetim ve Serbest

Muhasebeci Mali Musavirlik A.S.

April 29, 2009

Istanbul, Turkey